China Du Kang Co., Ltd.

Town of Dukang, Baishui County	2840 Highway 95 Alt. S,
A-28,Van Metropolis,#35 Tangyan Road,	Suite 7
Xi'an, Shaanxi, PRC, 710065	Silver Springs, NV 89129

December 5, 2010

John Reynolds, Assistant Director
Pamela Howell, Staff Attorney
Susann Reilly, Staf Attorney
Office of Beverages, Apparel and
Health Care Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	China Du Kang Co., Ltd.
Form 10 filed November 10, 2009
Form 10, Amendment 1 filed November 13, 2009
Form 10, Amendment 2 filed December 4, 2009
Form 10, Amendment 3 filed January 21, 2010
File No.: 0-53833

Dear Mr. Reynolds, Ms. Howell, Mr. McAllister and Ms. Reilly:

Thank you for the discussion between Mr. McAllister and our counsel yesterday clarifying several comments from your letter of December 2, 2010. As we discussed, the Company requests a formal extension of ten (10) business days from the date of this letter in which to respond to your comments for the following reasons:

1.
The Staff has requested that we file each of the various licensing , agency and distributorship agreements that the Company uses to market its products. As all of those agreements are currently written in Mandarin, we have undertaken to translate them to English, but the translators have not yet finished the task.

2.	The auditors are presently at the Company’s facilities to complete the physical inventories and will need to complete this task prior to reviewing the Company’s responses.

3.	Our counsel underwent a medical procedure on December 16, 2010 and has only recently returned to his office.

The Company will endeavor to address each of the Staff’s comments and file an amended filing within the ten (10) day period. Should you require anything further, please let us know.

Thanks in advance,

Yours very truly,

China Du Kang Co., Ltd.

Wang Youngsheng